Second

Employees’ Opinion

pursuant to Section 27 (2) WpÜG

concerning the voluntary public tender offer in the form of a partial offer by

Deutsche Balaton Biotech AG

Heidelberg, Deutschland,

to the shareholders of

Biofrontera AG

to acquire up to 6,250,000 ordinary registered shares against (i) payment of a cash consideration of EUR 1.00 as well as the transfer of a warrant pursuant to the terms of the offer document, or (ii) payment of a consideration per share in cash of EUR 6.00

On 5 June 2018, the employees of Biofrontera AG and, to the extent specified below, of its subsidiaries, issued their own employees’ opinion pursuant to Section 27 (2) of the German Securities Acquisition and Takeover Act (WpÜG) concerning the public purchase offer in the form of a partial offer (“Offer”) of Deutsche Balaton Biotech AG (“Bidder”) to the shareholders of Biofrontera AG for the purchase of up to 6,250,000 ordinary registered shares of Biofrontera AG. The Bidder has meanwhile modified the Offer.

For this reason, we issue a renewed opinion relating to the modified Offer:

We continue to reject the Offer, as well as the changes to the management of Biofrontera AG which it includes, for the reasons presented in our first opinion, and we demand that Mr. Zours refrains from engaging in further dodgy maneuvers with the objective of gaining control over Biofrontera.

In our first opinion, we showed that according to our belief the approach of Mr. Zours and his companies and the underlying structures conflict with the respectful and value-based corporate philosophy we cultivate within Biofrontera Group. The manner of Mr. Zours and the representatives of his interests at the last Shareholders’ General Meeting showed that no readiness exists to continue to work together with the current management and staff. It was shockingly clear with how little specialist expertise and at what low level the debate was conducted by Mr. Zours and his supporters. In the final analysis, a takeover controlled by the group surrounding Mr. Zours would lead to a situation where decision-making power would rest entirely with one individual. This is the structure with which we are familiar from the corporate group of Mr. Zours. Quite clearly, the value and success of a well-functioning and established workforce is rashly put at risk out of a lack of awareness. This notion is confirmed by the fact that the qualifications of the new Supervisory Board members proposed by Mr. Zours and the seriousness of their applications at the Shareholders’ General Meeting were entirely insufficient in our view.

To the extent that some of us participated and also spoke as shareholders at the Shareholders’ General Meeting of Biofrontera AG, we were appalled at the condescension we encountered from Mr. Zours and the representatives of his interests. Collaborating with board members installed by Mr. Zours has since become even less conceivable for a considerable portion of the staff.

Many employees of the Biofrontera Group are small shareholders themselves. None of the signatories to this opinion, who are also shareholders of Biofrontera AG, will accept the Bidder’s offer, including also not for the new consideration of EUR 6.00 in cash per share. We, who daily help structure the work and success of the Biofrontera Group, continue to back the Company’s active management, and appeal to all shareholders in our company to do likewise and not accept the offer.

We confirm this with our signatures below.

Leverkusen, 24 July 2018

Signatures to the Employees’ Opinion pursuant to Section 27 (2) of the German Securities Acquisition and Takeover Act (WpÜG)

Name/signature	Employee of (please state the employing company)
100% of the employees*	Biofrontera AG
100% of the employees*	Biofrontera Bioscience GmbH
100% of the employees in Germany*	Biofrontera Pharma GmbH

* Signature pages are physically present at the company’s office.